Mail Stop 3561

September 1, 2006

Mr. John Simonelli
Chairman and Chief Executive Officer
Graymark Productions, Inc.
101 N. Robinson
Suite 920
Oklahoma City, Oklahoma 73102

> **Re:** **Graymark Productions, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed on March 24, 2006**
> **File No. 0-50638**

Dear Mr. Simonelli:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief